EXHIBIT 99.2
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF CHINA FINANCE ONLINE CO. LIMITED FOR THE
ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD JUNE 30, 2008
The undersigned shareholder of CHINA FINANCE ONLINE CO. LIMITED, a Hong Kong company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement, both dated June 5, 2008, hereby appoints Zhiwei Zhao, CEO of the Company, proxies and attorneys-in-fact, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Annual General Meeting of Shareholders of the Company to be held on June 30, 2008 at 10:00 a.m., Beijing time, at the offices of the Company, 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100032, China and at any adjournment or postponement thereof, and to vote all ordinary shares of the Company which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:
ORDINARY RESOLUTIONS
     1. Re-Election of Directors:
         ☐ FOR all nominees listed below (except as indicated).
         ☐ WITHHOLD authority to vote for all nominees listed below.
         If you wish to withhold authority to vote for any individual nominee, strike a line through that nominee’s name in the list below:
         Kheng Nam Lee
         Fansheng Guo
     2. To approve the appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of the Company for a term ending on the date of our next annual general meeting to be held in 2009 and to authorize the board of directors to determine their remuneration.
☐ FOR                    ☐ AGAINST                    ☐ ABSTAIN
     3. To approve the audited consolidated financial statements for the fiscal year ending on or as of December 31, 2007 together with the Reports of the Directors and the Auditors thereon as required by Hong Kong law.
☐ FOR                    ☐ AGAINST                    ☐ ABSTAIN
     4. To authorize our board of directors during the next year to issue ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine.
☐ FOR                    ☐ AGAINST                    ☐ ABSTAIN
and, in their discretion, upon such other matter or matters that may properly come before the meeting and any postponement(s) or adjournment(s) thereof.
THIS PROXY SHOULD BE MARKED, DATED AND SIGNED BY THE SHAREHOLDER(S) EXACTLY AS HIS OR HER NAME APPEARS ON THEIR STOCK CERTIFICATE, AND RETURNED PROMPTLY IN THE ENCLOSED ENVELOPE. PERSONS SIGNING IN A FIDUCIARY CAPACITY SHOULD SO INDICATE. IF SHARES ARE HELD BY JOINT TENANTS OR AS COMMUNITY PROPERTY, BOTH SHOULD SIGN. PLEASE DATE, SIGN AND MAIL THIS PROXY CARD BACK AS SOON AS POSSIBLE!

By:

Shareholder Name:

Date:

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